

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 21, 2018
(Date of earliest event reported)
Commission File No.: 0-25969

URBAN ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-1166660
(I.R.S. Employer Identification No.)

1010 Wayne Avenue 14th
Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01.   Other Events

Urban One, Inc. (the "Company") issued a joint press release announcing it has signed a definitive agreement to acquire the assets of the radio station WTEM 980 AM from Red Zebra Broadcasting, pending FCC approval. The Company has agreed to pay $4.2 million in cash upon closing, and expects to generate approximately $1.7 million of pro-forma EBITDA from the assets, which represents a buyer's multiple of approximately 2.5x. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated May 21, 2018: Urban One to acquire the TEAM 980

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

<u>/s/ Peter D. Thompson</u>
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer
May 21, 2018




NEWS RELEASE
For Immediate Release

Media Inquiries: Tony Wyllie
703-726-7135
wylliet@redskins.com


URBAN ONE TO ACQUIRE THE TEAM 980


ROCKVILLE, Md. (May 21, 2018) – Urban One, Red Zebra Broadcasting and the Washington Redskins announced today that Urban One has signed a definitive agreement to acquire the assets of the radio station The Team 980 (WTEM 980 AM) from Red Zebra Broadcasting, pending FCC approval. In addition, Urban One has also entered into an agreement with the Washington Redskins to ensure that all Redskins games, as well as pregame and postgame programming, will remain on The Team 980.

The acquisition is the first step in a collaborative effort between the Redskins and Urban One to keep The Team 980 as the fans' premier source for radio coverage of the Washington Redskins.

"We believe the future of The Team 980 is in great hands with Urban One," said Terry Bateman, Chairman of Red Zebra Broadcasting. We view this as an opportunity for Urban One and the Redskins to build a close partnership to continue to provide the Redskins' fans with unparalleled access and content, keeping The Team 980 as the fans' destination for the best Redskins coverage."

In addition to The Team 980, the Redskins game day broadcasts – including pregame, in-game and postgame programming – will air on WMAL 105.9 FM and 630 AM as a valued part of the Redskins Radio Network.

"This is a tremendous opportunity for Urban One and we are especially pleased that through our acquisition, The Team 980 will continue to be locally owned. The acquisition of The Team 980 is very much in line with our strategy of super-serving our community of listeners. We have deep roots in the greater Washington, DC area and are well aware that The Team 980 has always been a fan favorite." said Alfred C. Liggins, President and CEO of Urban One. "Red Zebra has a track record of producing great programming that engages our hometown sports fans. We look forward to working with the Washington Redskins organization to continue this tradition."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

About Urban One, Inc.

Urban One, Inc. (www.urban1.com), formerly known as Radio One, Inc., together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns TV One, LLC (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, Urban One currently owns and/or operates 56 broadcast stations in 15 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (blackamericaweb.com), the Company also operates syndicated programming including the Tom Joyner Morning Show, Russ Parr Morning Show, Rickey Smiley Morning Show, Get up Morning! with Erica Campbell, DL Hughley Show, Willie Moore Jr Show, Nightly Spirit with Darlene McCoy, Reverend Al Sharpton Show. In addition to its radio and television broadcast assets, Urban One owns Interactive One, LLC (ionedigital.com), the largest digital resource for urban enthusiasts and Blacks, reaching millions each month through its Cassius and BHM Digital platforms. Additionally, One Solution, the Company's branded content agency and studio combines the dynamics of Urban One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.


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